NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES NYSE American LLC hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on September 15, 2025, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on September 04, 2025 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between MAG Silver Corp and Pan American Silver Corp. became effective on September 04, 2025. Each shareholder may elect to receive either the Cash Consideration or Share Consideration for each MAG Silver Corp Common Stock held, in each case subject to proration such that the aggregate Consideration paid to all shareholders consists of US$500 million in cash and the remaining consideration paid in Pan American Silver Corp. shares. Shareholders who do not make an election prior to the Election Deadline will be deemed to have elected to receive the Share Consideration for each MAG Share held by such Shareholders, subject to proration. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on September 04, 2025.